Genasys Inc. 16262 Bernardo Drive, San Diego, CA 92127

VIA EDGAR

January 31, 2025

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Sarah Sidwell
Jennifer Angelini

Re:	Genasys Inc.
Registration Statement on Form S-3
Filed December 20, 2024
File No. 333-283977

Dear Ms. Sidwell and Ms. Angelini:

We are in receipt of the Staff’s letter dated December 27, 2024, with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are responding herein to the Staff’s comments as set forth below.

Our responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment.

Form S-3 Filed December 20, 2024

General

1.

We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended September 30, 2024, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Company Response:

We respectfully acknowledge the Staff’s comment and confirm that we filed our proxy statement on January 28, 2025, which proxy statement includes the Part III information that is incorporated by reference into our Form 10-K for the fiscal year ended September 30, 2024. Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement with an updated auditors consent.

Please direct any questions regarding the foregoing information to the undersigned at 858-676-1112. Thank you in advance for your cooperation in connection with this matter.

Sincerely, /s/ Richard S. Danforth Richard S. Danforth Chief Executive Officer Genasys Inc.

cc:	Joshua E. Little, Dentons Durham Jones Pinegar P.C.